National Bank of Greece

Mr. Don Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

September 20, 2006

Dear Mr. Walker,

RE: National Bank of Greece S.A.

Annual Report on Form 20-F for the Fiscal Year Ended on December 31, 2005

Filed July 14, 2006

File No. 1-14960

We refer to the Staff’s comment letter dated September 6, 2006 on the above referenced Annual Report on Form 20-F (the Annual Report) of National Bank of Greece S.A. (the Company).

Set forth below is the Company’s response to the Staff’s comments.  For your convenience, each comment is repeated below prior to the responses.

1. “Please revise future filings to present minority interest in income of consolidated subsidiaries in non-interest expense. Refer to Rule 9-04 (14) (e) of Regulation S-X”

We note the SEC staff comment and will revise in future filings to present minority interest in income of consolidated subsidiaries in non-interest expense.

2. “Please revise in future filings to disclose the types of financial instruments marked to market through the profit and loss and tell us the specific accounting guidance on which you rely for your fair value policy”

The only item included under “Financial instruments marked to market through the profit and loss” is a loan with an embedded interest rate derivative that would otherwise require bifurcation under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended. This financial instrument has a trade date of August 4, 2005 and the amount lent to the Hellenic Republic was € 5,125,250,000. The Group elected to mark to market the entire contract under the provisions of FAS 155 “Accounting for certain Hybrid Financial Instruments- an amendment of FASB statement 133 and 140”, which was early adopted as of January 1, 2005 (see Note 3 “Summary of Significant Accounting Policies” page F-18).

We will revise the disclosure in future filings in order to comply with your comment and our proposed disclosure is as follow: “Financial instruments marked to market through the profit and loss” include a loan with an embedded derivative issued in August 2005 and that will mature in September 2037. This instrument was issued by the Bank and would otherwise have to be bifurcated under FAS 133, “Accounting for certain Hybrid Financial Instruments- an amendment of FASB statement 133 and 140”. The Group elected to account for this instrument at fair value through the profit and loss instead of separating the embedded derivative.”

3. “If the financial instruments are held by legal entities that are considered investment companies within the scope of AICPA Audit and Accounting Guide for Audits of Investment Companies, please revise to disclose this fact”

The financial instrument is held by the Bank. This information will be part of the disclosure, as noted in the proposed disclosure (see comment 2).

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Should the Staff have any questions or require any additional information, please contact Mr. Ioannis Kyriakopoulos on 011-30-210-369-5701.

Yours sincerely,

/s/ Anthimos Thomopoulos

Anthimos Thomopoulos
Chief Financial Officer and
Chief Operations Officer
National Bank of Greece

Copy:	D. Max Aaron
Allen & Overy